As filed with the Securities and Exchange Commission on August 5, 2019

Securities Act File No. 333-229567

Investment Company Act File No. 811-22843

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

☒  Registration Statement under the Securities Act of 1933

☐        Pre-Effective Amendment No.

☒       Post-Effective Amendment No. 2

and/or

☒  Registration Statement under the Investment Company Act of 1940

☒       Amendment No. 19

CENTER COAST BROOKFIELD MLP & ENERGY INFRASTRUCTURE FUND

(Exact Name of Registrant as Specified in Charter)

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (855) 777-8001

Brian F. Hurley, Esq.

Brookfield Public Securities Group LLC

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

(Name and Address of Agent for Service)

Copies to:

Thomas D. Peeney, Esq.	Michael K. Hoffman, Esq.	Kevin T. Hardy, Esq.
Brookfield Public Securities Group LLC	Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Brookfield Place, 250 Vesey Street	Four Times Square	155 North Wacker Drive
New York, New York 10281-1023	New York, New York 10036	Chicago, Illinois 60606

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box . . . . ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-229567 and 811-22843) of Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement.  The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25.	Financial Statements And Exhibits

(1)                                 Financial Statements

Incorporated by reference in the Statement of Additional Information included herein are the Registrant’s audited financial statements for the fiscal period ended September 30, 2018, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission on December 6, 2018.

(2)                                 Exhibits

(a)(i)	Amended and Restated Agreement and Declaration of Trust of Registrant(1)

(a)(ii)	Statement of Preferences, dated September 22, 2016, relating to Series A Mandatory Redeemable Preferred Shares(6)

(a)(iii)	Amendment to the Amended and Restated Agreement and Declaration of Trust of Registrant(10)

(b)(i)	By-Laws of Registrant(1)

(b)(ii)	Amendment to the By-Laws of Registrant(10)

(c)	Not applicable

(d)(i)	Form of Subscription Certificate for Rights Offering(+)

(d)(ii)	Form of Share Certificate, relating to Series A Mandatory Redeemable Preferred Shares(6)

(e)	Dividend Reinvestment Plan of Registrant(3)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Brookfield Public Securities Group LLC (the “Adviser”)(7)

(h)(i)	Amended and Restated Distribution Agreement between Registrant and Foreside Fund Services, LLC(*)

(h)(ii)	Amended and Restated Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC(*)

(i)	Not applicable

(j)	Custody Agreement between Registrant and U.S. Bank National Association, as custodian(8)

(k)(i)	Transfer Agency and Registrar Services Agreement between Registrant and by American Stock Transfer & Trust Company, LLC as transfer agent(2)

(k)(ii)	Administration Agreement between Registrant and the Adviser, as administrator(8)

(k)(iii)	Sub-Administration Agreement between Registrant and U.S. Bancorp Fund Services, LLC(8)

(k)(iv)(1)	Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(2)	Amendment No. 1 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(3)	Amendment No. 2 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(4)	Amendment No. 3 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(5)	Amendment No. 4 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(6)	Amendment No. 5 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(7)	Amendment No. 6 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(8)	Amendment No. 7 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(5)

(k)(v)	Account Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(vi)	Special Custody and Pledge Agreement among Registrant, BNP Paribas Prime Brokerage International, Ltd. and U.S. Bank National Association(8)

(k)(vii)	Securities Purchase Agreement, dated September 22, 2016, relating to Series A Mandatory Redeemable Preferred Shares(6)

(k)(viii)	Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC(8)

(l)(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(10)

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(*)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(*)

(o)	Not applicable

(p)	Initial Subscription Agreement(1)

(q)	Not applicable

(r)	Code of Ethics of the Registrant and the Adviser(7)

(s)	Power of Attorney(9)

(z)(i)	Form of Prospectus Supplement for Offering of Common Shares(9)

(z)(ii)	Form of Prospectus Supplement for Rights Offering(9)

(*)         Filed herewith.

(+)         To be filed by further amendment.

(1)         Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on August 27, 2013 (File Nos. 333-188550 and 811-22843).

(2)         Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed on September 24, 2013 (File Nos. 333-188550 and 811-22843).

(3)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on December 8, 2014 (File Nos. 333-200802 and 811-22843).

(4)         Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on February 11, 2016 (File Nos. 333-200802 and 811-22843).

(5)         Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on May 27, 2016 (File Nos. 333-210697 and 811-22843).

(6)         Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on February 10, 2017 (File Nos. 333-210697 and 811-22843).

(7)   Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed on February 16, 2018 (File Nos. 333-210697 and 811-22843).

(8)   Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2018 (File Nos. 333-210697 and 811-22843).

(9)   Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on February 7, 2019 (File Nos. 333-229567 and 811-22843).

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on March 19, 2019 (File Nos. 333-229567 and 811-22843).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in Part A of this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.  Reference is also made to the Dealer Manager Agreement, Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment pursuant to Item 25(2)(h) above.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Legal Fees	250,000
Printing Expenses	65,000
Marketing Expenses	25,000
NYSE Listing Fees	60,000
SEC Registration Fees	18,180
FINRA Fees	23,000
Accounting Fees	20,000
Miscellaneous	150,000
Total	611,180

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Title Class	Number of Record Shareholders as of July 29, 2019

Common shares of beneficial interest, par value $0.01 per share	2
Series A Mandatory Redeemable Preferred Shares, par value $0.01 per share, liquidation preference $25,000 per share	4

Item 30.	Indemnification

Reference is made to the Dealer Manager Agreement, Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment.

Reference is made to Section 10 of the Investment Advisory Agreement, incorporated by reference herein. See Item 25 above.

Item 31.	Business and Other Connections of the Adviser

The Adviser, a Delaware limited liability company, acts as investment Adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 30 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940, as amended (Commission File No. 801-34605).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act relating to the Registrant are maintained at the following offices:

1.              Brookfield Public Securities Group LLC
Brookfield Place, 250 Vesey Street
New York, New York 10281-1023

2.              American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

3.              U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

4.              U.S. Bancorp Fund Services, LLC
1201 South Alma School Road, Suite 3000
Mesa, Arizona 85210

5.              U.S. Bank National Association
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin 53212

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.              Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.              Not applicable.

3.              Not applicable.

4.              Registrant undertakes:

(a)  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)         to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)         to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)         to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)         if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share; however, if the Registrant files a new reviewable post-effective amendment, the threshold would be reset.

(b)  that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)         any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)         the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)         any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.              Registrant undertakes:

(a)  that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)  that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.              Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City New York, State of New York, on the 5th day of August, 2019.

CENTER COAST BROOKFIELD MLP & ENERGY INFRASTRUCTURE FUND

By:	/s/ Brian F. Hurley
Brian F. Hurley
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Brian F. Hurley
Brian F. Hurley	President (Principal Executive Officer)	August 5, 2019

/s/ Angela W. Ghantous
Angela W. Ghantous	Treasurer (Principal Financial Officer)	August 5, 2019

*
Heather A. Goldman	Trustee	August 5, 2019

*
Edward A. Kuczmarski	Trustee	August 5, 2019

*
Stuart A. McFarland	Trustee	August 5, 2019

*
Louis P. Salvatore	Trustee	August 5, 2019

*
David Levi	Trustee	August 5, 2019

/s/ Brian F. Hurley
Brian F. Hurley	Attorney-in-Fact	August 5, 2019

*                                         Pursuant to Powers of Attorney

Exhibit Index

(h)(i)	Amended and Restated Distribution Agreement

(h)(ii)	Amended and Restated Sub-Placement Agent Agreement

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP

(n)	Consent of Independent Registered Public Accounting Firm